UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Canadian Imperial Bank of Commerce

B.	This is [check one]

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Canadian Imperial Bank of Commerce

	Form type:	Registration Statement on Form F-10

	File Number (if known):	333-201259

	Filed by:	Canadian Imperial Bank of Commerce

	Date Filed (if filed concurrently, so indicate):	December 24, 2014 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at Commerce Court, Toronto, Ontario M5L 1A2, Tel (416) 980-2211.

E.

The Filer designates and appoints Michael G. Capatides, Senior Executive Vice-President, Chief Administrative Officer and General Counsel (“Agent”) located at

Canadian Imperial Bank of Commerce,

425 Lexington Avenue – 3rd Floor,

New York, New York, 10017,

Tel (212) 667-8301

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on December 24, 2014 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10; the securities to which the Form and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada, this 24th day of December, 2014.

Filer: Canadian Imperial Bank of Commerce

By:	/s/ D. G. Dickinson
Name:	D. G. Dickinson
Title:	Vice-President, Treasury Financing

This statement has been signed by the following persons in the capacities and on the dates indicated.

As agent for Service of Process for
Canadian Imperial Bank of Commerce

By:	/s/ Michael G. Capatides
Name:	Michael G. Capatides
Title:	Senior Executive Vice-President, Chief Administrative Officer and General Counsel

Date:	December 24, 2014